

07006033

...ATES
...NGE COMMISSION
...C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH., D.C.
SECTION

SEC FILE NUMBER
8-34889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAINE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 MONUMENT SQUARE
(No. and Street)

PORTLAND	MAINE	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley C. McCurtain (207) 775-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLAKE HURLEY MCCALLUM & CONLEY, LLC
(Name – *if individual, state last, first, middle name*)

39 DARLING AVENUE	SOUTH PORTLAND	MAINE	04106
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley C. McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAINE SECURITIES CORPORATION

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

December 31, 2006 and 2005

With Independent Auditors' Report

Blake Hurley McCallum & Conley, LLC Certified Public Accountants
39 Darling Avenue, South Portland, Maine 04106 (207) 775-4224/Fax 775-4222

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Maine Securities Corporation

We have audited the accompanying statement of financial condition of Maine Securities Corporation as of December 31, 2006 and 2005 and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blake Hurley McCallum & Conley, LLC

South Portland, Maine
February 26, 2007

MAINE SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents		
Cash	$ 6,973	$ 9
Money market accounts	87,241	116,795
	94,214	116,804
Deposit with clearing organization	25,093	25,070
Securities owned		
Marketable, at market value	260,244	162,774
Not readily marketable, at estimated fair value	17,582	95,248
	277,826	258,022
Commissions and other receivables	4,166	553
Prepaid expenses	4,353	4,192
Receivable from related party	5,556	4,332
	14,075	9,077
Equipment		
Office equipment and furniture	19,526	18,766
Less accumulated depreciation	(15,555)	(13,084)
	3,971	5,682
	$ 415,179	$ 414,655

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Accounts payable and accrued expenses	$ 8,453	$ 2,907
Due to sole stockholder	154,824	159,286
Total liabilities	163,277	162,193
Stockholder's equity		
Common stock, of $1 par value, authorized 100,000 shares, issued 100 shares	100	100
Additional paid-in capital	339,553	339,553
Accumulated deficit	(87,751)	(87,191)
Total stockholder's equity	251,902	252,462
	$ 415,179	$ 414,655

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Accumulated Deficit

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions and other revenue	**$ 111,964**	$ 84,558
Change in net unrealized gains (losses) on securities owned	**(8,197)**	50,142
Realized gains (losses) on sales of securities owned	**(1,985)**	6,650
Management fee income	**20,124**	17,379
Interest, dividends and other revenue	**10,486**	9,132
Total revenues	**132,392**	167,861
Expenses		
Salaries and employee benefits	**54,076**	54,087
Office and development expenses	**41,004**	58,791
Commission expense	**13,979**	4,208
Professional and regulatory fees	**21,422**	15,586
Depreciation expense	**2,471**	2,481
Total expenses	**132,952**	135,153
Income (loss) before income taxes	**(560)**	32,708
Income tax expense (benefit)	**-**	-
Net income (loss)	**(560)**	32,708
Accumulated deficit, beginning of year	**(87,191)**	(119,899)
Accumulated deficit, end of year	**$ (87,751)**	$ (87,191)

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income (loss)	$ **(560)**	$ 32,708
Adjustments to reconcile net loss to net cash (used) provided by operating activities		
Depreciation expense	**2,471**	2,481
Net change in securities owned	**8,197**	(50,142)
Realized (gains) losses on securities owned	**1,985**	(6,650)
Decrease (increase) in deposit with clearing organization	**(23)**	168
Decrease (increase) in commissions and other receivables	**(3,613)**	1,683
Decrease in due from former officer	**-**	12,000
Decrease (increase) in prepaid expenses	**(161)**	3,232
Decrease (increase) in receivable from related party	**(1,224)**	328
Increase in accounts payable and accrued expenses	**5,546**	14
Decrease in due to sole stockholder	**(4,462)**	(50,326)
Net cash provided (used) by operating activities	**8,156**	(54,504)
Cash flows from investing activities		
Purchases of office equipment and furniture	**(760)**	(2,352)
Purchases of securities owned	**(49,666)**	(64,987)
Proceeds from sales of securities owned	**19,680**	80,709
Net cash provided (used) by financing activities	**(30,746)**	13,370
Net decrease in cash and cash equivalents	**(22,590)**	(41,134)
Cash and cash equivalents, beginning of year	**116,804**	157,938
Cash and cash equivalents, end of year	$ **94,214**	$ 116,804

Supplemental information

There were no cash payments for income taxes during the years presented.

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006 and 2005

Nature of Operations

The Company is a Maine corporation formed for the purpose of acting as a full service investment securities broker/dealer and syndication firm as a member of the National Association of Securities Dealers (NASD). The Company also does business as a Registered Investment Advisor and also as a licensed Life and Health insurance agency. The activities of all these operations are included in these financial statements.

The Company introduces customers to independent clearing brokers on a fully disclosed basis. Those customer accounts are held and maintained by the clearing broker. The Company also submits many of its mutual fund accounts directly to the funds on an "application way" basis. From time to time the Company also raises capital for local businesses through private placements. Customers of the Company's private placements usually are not introduced to the clearing firm.

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in money market accounts. These amounts are not insured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents. All liquid investments with an original maturity of three months or less are considered cash equivalents.

Securities Owned

Securities owned consist of marketable securities and securities not readily marketable.

Marketable securities consist of equity securities and mutual funds, which are carried at market value. At December 31, 2006 and 2005, equity securities and mutual funds with a cost of $201,681 and $141,130, respectively, comprise the marketable securities account.

1. Summary of Significant Accounting Policies (Concluded)

Securities Owned (Concluded)

At December 31, 2006 securities not readily marketable consists of an investment in the MSC 97 Blue Chip Dividend Fund, LLC. At December 31, 2005 securities not readily marketable consists of the investment in the MSC 97 Blue Chip Dividend Fund, LLC, as well as stock warrants and shares of NASDAQ stock. Securities not readily marketable are carried at estimated market value. In 2006 and 2005, the Company exercised the remaining stock warrants and purchased 1,500 shares of NASDAQ in 2006 and another 1,500 shares in 2005. These securities were not readily marketable because there was no market on a securities exchange or no independent publicly quoted market, or they were restricted from trading. In 2006 the NASDAQ stock became marketable. The Board of Directors of the Company has estimated the market value of the investment in the Blue Chip Dividend Fund based on the net asset value of the fund at December 31, 2006 and 2005 and has estimated the market value of the warrants and NASDAQ stock at prices quoted for unrestricted NASDAQ stock. At December 31, 2006 and 2005, securities not readily marketable had a cost basis of $10,000 and $42,550, respectively.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness was 1.01 to 1 and its net capital, required net capital and excess net capital as defined by Rule 15c3-1 were as follows:

Net capital	**$ 162,314**
Required net capital	**50,000**
Excess net capital	**$ 112,314**

MAINE SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006 and 2005

3. Income Taxes

Income tax expense (benefit) in 2006 and 2005 differs from amounts computed by applying the Federal statutory rates to loss before income taxes for the following reasons:

	2006	2005
Tax expense (benefit) at statutory rates	$ (200)	$ (11,100)
Effect of graduated tax rates	100	(1,600)
Effect of permanent differences	1,400	1,700
Change in the valuation allowance for deferred tax assets	(1,300)	(13,000)
State income taxes, net of federal income tax benefit	-	1,800
	$ -	$ -

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are as follows:

	2006	Restated 2005
Deferred tax assets		
Federal net operating loss carryforward	$ 48,900	$ 51,000
State net operating loss carryforward	10,400	11,000
Other	800	700
Total gross deferred tax assets	60,100	62,700
Less valuation allowance	(25,400)	(26,700)
Net deferred tax assets	34,700	36,000
Deferred tax liabilities		
Furniture and equipment	(800)	(1,200)
Investment securities bases difference	(33,900)	(34,800)
Total gross deferred tax liabilities	(34,700)	(36,000)
Net deferred tax liability	$ -	$ -

3. Income Taxes (Concluded)

Management believes it is more likely than not that the net deferred tax assets will be realized through taxable income generated in future years or by off-setting deferred tax liabilities. However, the Company has established a valuation allowance to the extent needed to reduce the net deferred tax assets to an amount that could be offset against deferred tax liabilities. The net change in the valuation allowance for the years ended December 31, 2006 and 2005 were decreases of $1,300 and $13,000, respectively, which were primarily due to continued net operating losses net of changes in unrealized gains on securities owned.

At December 31, 2006, the Company has available approximately $206,000 in net operating loss carryforwards for tax purposes which expire at various dates from 2010 through 2024.

4. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximates fair values because of short maturity of the instruments.

5. Related Party Activities

The Company formed and organized the MSC 97 Blue Chip Dividend Fund, LLC (the Fund) and acts as the Fund's manager. This is a special purpose investment fund. The Company has invested $10,000 in the Fund. The Company is compensated for acting as the Fund's manager by earning a management fee. The management fee is equal to 1.25% of the market value of the Fund's assets during the calendar year and is calculated quarterly. The Company has recorded management fee income of $20,125 and $17,379 in 2006 and 2005, respectively, for providing these services. At December 31, 2006 and 2005, the Company recorded a receivable for any unpaid fees of $5,556 and $4,332, respectively. The Fund is scheduled to be liquidated in 2007.

7. Rent

The Company leases its office space from the sole stockholder of the Company. The lease is on a month-to-month basis with no formal agreement. Rent expense under this arrangement was $12,000 in 2006 and 2005.

MAINE SECURITIES CORPORATION

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Total stockholder's equity qualified for net capital	$ 251,902
Deduct nonallowable assets:	
Interest on deposit with clearing organization	92
Securities not readily marketable	17,582
Prepaid expenses	4,353
Furniture and equipment	3,971
Securities haircuts	63,590
Total deductions	89,588
Net capital	$ 162,314

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5
as of December 31, 2006)

Net capital per Company's computation in Part IIA (Unaudited) Focus Report	$ 104,124
Routine audit adjustments	(11,065)
Differences in nonallowable assets	69,255
Net capital per above	$ 162,314

Schedule II

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

December 31, 2006

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

Schedule III

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2006

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

Blake Hurley McCallum & Conley, LLC Certified Public Accountants
39 Darling Avenue, South Portland, Maine 04106 (207) 775-4224/Fax 775-4222

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
Maine Securities Corporation

In planning and performing our audit of the financial statements of Maine Securities Corporation as of and for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Maine Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Stockholder
Maine Securities Corporation

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended for and should not be used by anyone other than these specified parties.

Blake Hurley McCallum & Conley, LLC

South Portland, Maine
February 26, 2007

END